                        Filed Pursuant to Rule 424(b)(2)
                           Registration No. 33-96756

P_R_O_S_P_E_C_T_U_S_S_U_P_P_L_E_M_E_N_T
(TO PROSPECTUS DATED DECEMBER 8, 1995)
                                1,800,000 SHARES
                       EVANS WITHYCOMBE RESIDENTIAL, INC.
                                  COMMON STOCK
[LOGO]
                               ------------------

    Evans Withycombe Residential, Inc., a Maryland corporation (the "Company"), is one of the largest developers and managers of multifamily apartment communities in Arizona and has expanded its operations into selected sub-markets in Southern California which the Company believes provide attractive investment opportunities. The Company owns and manages 44 stabilized multifamily apartment communities located in Arizona, containing a total of 12,005 apartments. In addition, the Company owns five stabilized multifamily apartment communities in Southern California, which contain a total of 1,900 apartments. The Company is also in the process of developing or expanding five apartment communities in Arizona with a total of 1,078 apartments. The Company has also entered into agreements to purchase an additional two apartment communities in Southern California with an aggregate of 498 apartment units. In addition, the Company owns sites intended for the development of four additional multifamily apartment communities which, if completed, are expected to contain approximately 1,115 apartments.

    The Company operates as a self-administered and self-managed real estate investment trust (a "REIT") and conducts all of its operations through Evans Withycombe Residential, L.P., a Delaware limited partnership (the "Operating Partnership"), either directly or through subsidiaries. The Company is the sole general partner and a limited partner of the Operating Partnership and owned an approximately 79.7% interest therein at December 31, 1996.

    All the shares of common stock, par value $.01 per share, of the Company (the "Common Shares") being offered hereby (the "Offering") are being sold by the Company. See "Underwriting." Upon completion of the Offering, approximately 31.0% of the equity of the Company will be held by officers and directors of the Company. To ensure that the Company maintains its qualification as a REIT, ownership of Common Shares by any person is, with certain exceptions, limited to 9.8% of the outstanding shares. See "Risk Factors -- Limitations on Acquisition and Change in Control."

    Since the Company completed its initial public offering in August 1994 (the "Initial Public Offering"), the Company has paid regular quarterly dividends to holders of its Common Shares. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "EWR." On February 10, 1997, the last reported sale price of the Common Shares on the NYSE was $21 per share. See "Price Range of Common Shares and Dividends."

    SEE "RISK FACTORS" BEGINNING ON PAGE S-11 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON SHARES.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The Underwriter has agreed to purchase from the Company the Common Shares offered hereby at a purchase price of $19.90 per Common Share, resulting in proceeds to the Company of $35,820,000. The Company has granted to the Underwriter a 30-day option to purchase up to 270,000 additional Common Shares at a purchase price of $19.90 per Common Share, solely to cover over-allotments, if any. If such option is exercised in full, the total proceeds to the Company will be $41,193,000. See "Underwriting."

    The Commons Shares offered hereby may be offered by the Underwriter from time to time in one or more transactions on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

                            ------------------------

    The Common Shares are offered by the Underwriter subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Shares will be made in New York, New York on or about February 14, 1997.
                            ------------------------

                              MERRILL LYNCH & CO.
                                ----------------

          The date of this Prospectus Supplement is February 10, 1997.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------
Available Information......................................................................................        S-3
Prospectus Supplement Summary..............................................................................        S-4
Risk Factors...............................................................................................       S-11
Use of Proceeds............................................................................................       S-13
Capitalization.............................................................................................       S-14
Price Range of Common Shares and Dividends.................................................................       S-15
Federal Income Tax Considerations..........................................................................       S-17
Underwriting...............................................................................................       S-26
Legal Matters..............................................................................................       S-26
Experts....................................................................................................       S-26

                                                      PROSPECTUS

Available Information......................................................................................          2
Incorporation of Certain Information by Reference..........................................................          3
The Company................................................................................................          4
Use of Proceeds............................................................................................          4
Consolidated Ratios of Earnings to Fixed Charges...........................................................          5
Description of the Capital Stock...........................................................................          6
Certain Provisions of Maryland Law and of the Company's Charter and Bylaws.................................         10
Description of Warrants....................................................................................         14
Description of the Debt Securities.........................................................................         16
Federal Income Tax Considerations..........................................................................         22
Plan of Distribution.......................................................................................         22
Experts....................................................................................................         23
Legal Matters..............................................................................................         23

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, amended (the "Exchange Act"), and other applicable legal or NYSE requirements, pursuant to which the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza Office Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Web site (http://www.sec.gov).

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT SUMMARY HAVE THE MEANINGS SET FORTH ELSEWHERE IN THE PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. UNLESS OTHERWISE INDICATED OR AS THE CONTEXT OTHERWISE REQUIRES, (A) REFERENCES TO THE "COMPANY" INCLUDE THE COMPANY'S PREDECESSOR, EVANS WITHYCOMBE, INC., AND ITS AFFILIATES, PREDECESSORS AND PARTNERS (COLLECTIVELY, "EVANS WITHYCOMBE") AND EVANS WITHYCOMBE RESIDENTIAL, L.P. (THE "OPERATING PARTNERSHIP"), EVANS WITHYCOMBE FINANCE PARTNERSHIP, L.P. (THE "FINANCING PARTNERSHIP") AND EVANS WITHYCOMBE MANAGEMENT, INC. (THE "MANAGEMENT COMPANY") AND (B) REFERENCES TO THE OPERATING PARTNERSHIP INCLUDE THE FINANCING PARTNERSHIP. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company is one of the largest developers and managers of upscale apartment communities in Arizona and is expanding its operations into selected sub-markets in Southern California. The Company's property portfolio consists of stabilized communities and communities under construction. The Company owns and manages 44 stabilized multifamily apartment communities located in Arizona and five stabilized multifamily apartment communities located in Southern California, containing a total of 13,905 apartments, of which 12,005 are in Arizona and 1,900 are in Southern California. The 49 stabilized communities in Arizona and California are referred to herein as the "Stabilized Communities." The Company is also in the process of developing or expanding five apartment communities in Arizona with a total of 1,078 apartments (the "Communities Under Construction" and, together with the Stabilized Communities, the "Communities"). The Company considers a property stabilized when it reaches 93% physical occupancy. The Company has also entered into agreements to purchase two apartment communities in Southern California containing an additional 498 units, although there can be no assurance that any such purchase will be consummated. In addition, the Company owns sites intended for the development of four additional multifamily apartment communities which, if completed, are expected to contain approximately 1,115 apartments. There can be no assurance that the Company will succeed in obtaining any necessary governmental approvals or any financing required to develop these projects, or that the Company will decide to develop any particular project.

    All of the Communities and substantially all of the other assets of the Company are held by, and all of the Company's operations are conducted through, the Operating Partnership (either directly or through subsidiaries). The Company is the sole general partner and also a limited partner of the Operating Partnership and owned an approximately 79.7% interest therein at December 31, 1996. To maintain the Company's qualification as a REIT while realizing income from its fee management and related service business, the Company's management operations are conducted through the Management Company pursuant to the terms of management agreements with the Operating Partnership and the Financing Partnership.

    The Company's principal executive office is located at 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251, and its telephone number is (602) 840-1040.

                              RECENT DEVELOPMENTS

ARIZONA DEVELOPMENT ACTIVITY

    During 1996 the Company completed construction and reached stablized occupancy on four new apartment communities and four expansions of existing communities. The new apartment communities and expansions, divided by geographical area, are as follows:

                                                                                   TOTAL
                                                                             STABILIZED UNITS
                                                                             FROM DEVELOPMENT
NAME                                                               CITY        ADDED IN 1996
--------------------------------------------------------------  ----------  -------------------
Ladera........................................................  Phoenix                248
Mirador.......................................................  Phoenix                316
The Ingleside.................................................  Phoenix                120
Country Brook III.............................................  Chandler               120
Towne Square III..............................................  Chandler               116
Park Meadow II................................................  Gilbert                 68
                                                                                     -----
                                                                                       988

La Paloma.....................................................  Tucson                 312
Orange Grove Village II.......................................  Tucson                 144
                                                                                     -----
                                                                                       456
                                                                                     -----
                                                                                     1,444
                                                                                     -----
                                                                                     -----

EXPANSION INTO RIVERSIDE/SAN BERNARDINO AND SAN DIEGO

    In 1996, the Company acquired four apartment communities in Southern California, increasing its California portfolio to five apartment communities containing a total of 1,900 apartments.

    In June 1996, the Company acquired the Canyon Crest Views apartments, a 178 unit apartment community in Riverside, California for a total purchase price of approximately $12.8 million. In July 1996, the Company acquired Portofino, a 176 unit apartment community in Chino Hills, California for a total purchase price of approximately $12.2 million in cash and Parkview Terrace Club Apartments, a 558 unit apartment community in Redlands, California for $9.3 million in cash and the assumption of approximately $22.6 million in tax exempt bonds. In December 1996, the Company acquired the Redlands Lawn & Tennis Club Apartments, a 496 unit apartment community in Redlands, California, for a total purchase price of $28.8 million, including the assumption of approximately $24 million in tax exempt bond financing.

    The Company has entered into purchase agreements for an additional two properties (together, the "Acquisition Properties") located in Southern California containing an aggregate of 498 apartment units. The aggregate consideration for the Acquisition Properties will be approximately $34 million, approximately $18.35 million of which is expected to be comprised of the assumption of existing mortgage indebtedness. See "Use of Proceeds." The purchases of the Acquisition Properties are expected to close shortly after the completion of the Offering. However, the acquisition of each of the Acquisition Properties is subject to a number of conditions including the completion of due diligence and therefore, there can be no assurance that such purchases will be consummated. Additionally, the Company is actively pursuing and is in preliminary negotiations regarding additional properties in Riverside/San Bernardino and San Diego, but no assurance can be given that it will continue to pursue or consummate any acquisitions as a result of these negotiations.

DIVIDEND INCREASES

    Since the Initial Public Offering, the Company has increased its quarterly dividend three times. On September 17, 1996, the Company announced a 2.5% increase in its quarterly dividend, increasing the quarterly dividend on its Common Shares from $0.39 per share to $0.40 per share, which is equal to $1.60 on an annualized basis. The increase in the Company's quarterly dividend is less than the percentage increase in the Company's Funds From Operations (as defined herein), which is consistent with the Company's goal of decreasing its payout ratio in order to retain and reinvest additional funds in acquisition and new development opportunities at attractive rates of return.

FINANCING ACTIVITY AND OTHER RECENT DEVELOPMENTS

    - DEBT RATING. At December 31, 1996, the Company's total debt was approximately $436.2 million and the Company's debt to total market capitalization (market equity plus debt) was approximately 47.4%. The Company received an investment grade rating of "BBB-" from Standard & Poor's Corporation and "Baa3" from Moody's Investors Service, Inc. in December 1996 with respect to prospective issuances of senior unsecured debt.

    - EXPANDED REVOLVING CREDIT FACILITY. On September 25, 1996, the Company expanded its existing $125 million unsecured revolving credit facility ("Revolving Credit Facility") to $225 million with a bank group. The Revolving Credit Facility bears interest at a floating rate of LIBOR plus 150 basis points (or, at the option of the Company, at the prime rate announced by the banks). The interest rate was reduced 25 basis points upon the Company achieving an investment grade rating of "Baa3" or "BBB-." The Revolving Credit Facility has a term of three years, with an option to extend for one year, and provides for monthly payments of interest only. It will be used to finance acquisitions, to fund construction and development and renovation costs and for working capital purposes. At December 31, 1996, there was $152 million outstanding on the Revolving Credit Facility with an effective interest rate of 7.20%.

    - COMMON STOCK OFFERING. In the second quarter of 1996, the Company completed a public offering of 4,700,000 shares of its common stock of which 2,088,889 shares were sold by the Company and an aggregate of 2,611,111 shares were sold by two institutional shareholders. Net proceeds to the Company were approximately $40,891,000. The Company used the proceeds from the sale of common stock to pay down its Revolving Credit Facility.

                                 THE PROPERTIES

    The Company's portfolio consists of Stabilized Communities and Communities Under Construction:

    - STABILIZED COMMUNITIES. The Company owns and manages 44 Stabilized Communities located in the Phoenix and Tucson metropolitan areas, containing a total of 12,005 apartments. In addition, the Company owns and manages five Stabilized Communities in the Riverside/San Bernardino, California region, which contain a total of 1,900 apartments.

    - COMMUNITIES UNDER CONSTRUCTION. The Company owns five Communities Under Construction with a total of 1,078 apartments. Three of these communities are new developments and two are expansions of existing communities owned by the Company.

    STABILIZED COMMUNITIES

    The following sets forth certain information regarding the current Stabilized Communities. All of the Communities are owned 100% in fee by the Company.

                                                                        YEAR                          AVERAGE          PHYSICAL
                                                                     DEVELOPED    AVERAGE UNIT       PHYSICAL      OCCUPANCY AS OF
                                          NUMBER OF     DEVELOPED/       OR           SIZE           OCCUPANCY       DECEMBER 31,
STABILIZED COMMUNITIES        CITY       APARTMENTS      ACQUIRED     ACQUIRED    (SQUARE FEET)   DURING 1996(1)       1996(1)
------------------------  ------------  -------------  ------------  ----------  ---------------  ---------------  ----------------
ARIZONA
  Phoenix:
Acacia Creek............   Scottsdale           508        Acquired     1995              910              97%              98%
Bayside at the
 Islands................    Gilbert             272       Developed     1988              870              93%              94%
Country Brook(2)........    Chandler            396         Acq/Dev  1991/93/96           961              93%              92%
Deer Creek Village......    Phoenix             308        Acquired     1991              819              97%              92%
Gateway Villas..........    Phoenix             180       Developed     1995              998              96%              97%
Greenwood Village.......     Tempe              270        Acquired     1993              884              96%              93%
Heritage Point..........      Mesa              148        Acquired     1994              773              95%              91%
La Mariposa.............      Mesa              222        Acquired     1990              928              95%              93%
La Valencia.............      Mesa              361        Acquired     1990              950              92%              87%
Ladera..................    Phoenix             248       Developed     1996            1,012              95%              98%
Little Cottonwoods......     Tempe              379     Acq/Acq/Dev  1989/89/90         1,023              91%              85%
Los Arboles(3)..........    Chandler            232       Developed     1985              851              95%              92%
Mirador.................    Phoenix             316       Developed     1996              987              85%              94%
Miramonte...............   Scottsdale           151       Developed     1983              782              98%              99%
Morningside.............   Scottsdale           160        Acquired     1992            1,019              95%              99%
Mountain Park Ranch.....    Phoenix             240       Developed     1995              961              93%              93%
Park Meadow(2)..........    Gilbert             224         Acq/Dev  1992/1996            880              96%              93%
Preserve at Squaw
 Peak...................    Phoenix             108        Acquired     1991              952              96%              90%
Promontory Pointe(4)....    Phoenix             304        Acquired     1988              986              91%              83%
Rancho Murietta.........     Tempe              292        Acquired     1995              866              97%              87%
Scottsdale Courtyards...   Scottsdale           274       Developed     1993            1,044              97%             100%
Scottsdale Meadows......   Scottsdale           168       Developed     1984              888              95%              99%
Shadow Brook............    Phoenix             224        Acquired     1993            1,010              97%              98%
Shores at Andersen
 Springs................    Chandler            299       Developed  1989/1993            889              97%              97%
Silver Creek............    Phoenix             174        Acquired     1991              775              98%              97%
Sonoran.................    Phoenix             429       Developed     1995              965              93%              89%
Sun Creek...............    Glendale            175        Acquired     1993              762              98%              98%
Superstition Vista......      Mesa              316        Acquired     1995              950              97%              96%
The Enclave.............     Tempe              204       Developed     1995              952              97%             100%
The Heritage............    Phoenix             204       Developed     1995              973              93%              92%
The Ingleside...........    Phoenix             120       Developed     1995              987              96%              94%
The Meadows.............      Mesa              306        Acquired     1987              809              94%              92%
The Palms...............    Phoenix             132       Developed     1990            1,026              93%              96%
The Pines...............      Mesa              194        Acquired     1992              887              96%              94%
Towne Square(2).........    Chandler            584         Acq/Dev  1992/95/96           960              92%              90%
Villa Encanto...........    Phoenix             382       Developed     1983              810              99%              99%
Village at Lakewood.....    Phoenix             240       Developed     1988              857              94%              98%
                                             ------
                                              9,744
                                             ------
  Tucson:
Harrison Park(4)........     Tucson             172         Acq/Dev  1991/1996            809              87%              85%
La Reserve..............   Oro Valley           240       Developed     1988              900              91%              92%
Orange Grove
 Village(2).............     Tucson             400         Acq/Dev  1991/1996            714              93%              87%
Suntree Village.........   Oro Valley           424        Acquired     1992              831              91%              93%
The Arboretum...........     Tucson             496         Acq/Dev  1992/1995            886              93%              89%

                                                                        YEAR                          AVERAGE          PHYSICAL
                                                                     DEVELOPED    AVERAGE UNIT       PHYSICAL      OCCUPANCY AS OF
                                          NUMBER OF     DEVELOPED/       OR           SIZE           OCCUPANCY       DECEMBER 31,
STABILIZED COMMUNITIES        CITY       APARTMENTS      ACQUIRED     ACQUIRED    (SQUARE FEET)   DURING 1996(1)       1996(1)
------------------------  ------------  -------------  ------------  ----------  ---------------  ---------------  ----------------
The Legends.............     Tucson             312       Developed     1995            1,041              94%              94%
Village at Tanque
 Verde..................     Tucson             217         Acq/Dev  1990/1994            694              90%              83%
                                             ------
                                              2,261
                                             ------
Total Arizona...........                     12,005
                                             ------
  California:
The Ashton..............  Corona Hills          492        Acquired     1995              850              94%              92%
Canyon Crest Views(5)...   Riverside            178        Acquired     1996            1,193              97%              96%
Portofino(6)............  Chino Hills           176        Acquired     1996              873              99%              98%
Parkview Terrace
 Club(6)................    Redlands            558        Acquired     1996              801              96%              95%
Redlands Lawn & Tennis
 Club(7)................    Redlands            496        Acquired     1996              795              89%              89%
                                             ------
Total California........                      1,900
                                             ------
                                             ------
      Total.............                     13,905                                    44,343
                                             ------                                    ------
                                             ------                                    ------
      Weighted Average                          283                                       905
                                             ------                                    ------
                                             ------                                    ------

------------------------------

(1) Physical occupancy is defined as apartments occupied or leased (including models and employee apartments) divided by the total number of leasable apartments within the Community, expressed as a percentage.

(2) A new phase of this community was completed and reached stabilized occupancy in 1996.

(3) The Company owns approximately a 10 percent interest in the joint venture that owns Los Arboles II, as well as two promissory notes with an outstanding balance of approximately $760,000, secured by subordinated liens on such property. Los Arboles II contains 200 apartments, was developed in 1987, has an average unit size of 843 square feet and had average physical occupancy during 1996 of 95 percent and physical occupancy as of December 31, 1996 of 92 percent.

(4) Another phase of this community is currently under development. See "Communities Under Construction" below.

(5) Property was acquired in June 1996.

(6) Property was acquired in July 1996.

(7) Property was acquired in December 1996.

    Of the Stabilized Communities included in the table, 37 are located in the greater Phoenix area, seven are located in the Tucson area and five are located in Southern California. All of the Stabilized Communities are managed and operated by the Company and have an average size of 283 units. The Stabilized Communities are primarily oriented to upscale residents seeking high levels of amenities, such as clubhouses, exercise rooms, tennis courts, swimming pools, therapy pools and covered parking. The average unit size of the Stabilized Communities and Communities Under Construction combined is 905 square feet. All have fully-equipped kitchens with upgraded cabinets, individual utility metering, dishwashers, microwave ovens, separate dining areas, individual storage, spacious patios and balconies and ceramic tile entries. Most have washers/dryers; and many offer high ceilings, fireplaces and alarm system prewiring.

    COMMUNITIES UNDER CONSTRUCTION.

    The apartment communities under construction and in lease-up are listed below:

                                                          AVERAGE       ESTIMATED      ACTUAL DATE OF         ACTUAL
                                            NUMBER OF    UNIT SIZE    CONSTRUCTION      CONSTRUCTION      COMMENCEMENT OF
NAME                             CITY         UNITS      (SQ.FT.)    COST (MILLIONS)    COMMENCEMENT         LEASE-UP
----------------------------  -----------  -----------  -----------  ---------------  -----------------  -----------------
                                                                                                    QUARTER
                                                                                      ------------------------------------
PHOENIX
The Hawthorne...............    Phoenix           276          904      $      17              4:95               3:96
The Isle at Arrowhead
 Ranch......................   Glendale           256          940             17              2:96               4:96
Promontory Pointe II
 Expansion..................    Phoenix           120        1,013              8              4:95               3:96
                                                -----                         ---
                                                  652                          42
TUCSON
Bear Canyon.................    Tucson            238          973             15              3:95               2:96
Harrison Park II
 Expansion..................    Tucson            188          974             10              3:95               2:96
                                                -----                         ---
                                                  426                          25
                                                -----                         ---
      Total.................                    1,078                   $      67
                                                -----                         ---
                                                -----                         ---

                                ESTIMATED
                                 DATE OF
                               STABILIZED
NAME                            OCCUPANCY
----------------------------  -------------
PHOENIX
The Hawthorne...............         3:97
The Isle at Arrowhead
 Ranch......................         4:97
Promontory Pointe II
 Expansion..................         2:97
TUCSON
Bear Canyon.................         2:97
Harrison Park II
 Expansion..................         2:97
      Total.................

    The information set forth in the table above is forward looking and involves various risks and uncertainties. Such information is based upon a number of estimates and assumptions that are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. While all apartment communities previously developed by the Company have been developed on schedule and within budget, the actual development cost, completion date and stabilization date of any project will be dependent upon a variety of factors beyond the control of the Company including, for example, labor and other personnel costs, material costs, weather conditions, government fees and leasing rate. The inclusion of estimates herein should not be regarded as a representation by the Company, the Underwriter or any other person that the estimates will be achieved.

    The Company owns sites intended for the development of four additional multifamily apartment communities which, if completed, are expected to contain approximately 1,115 apartments. There can be no assurance that the Company will succeed in obtaining any necessary governmental approvals or any financing required to develop these projects, or that the Company will decide to develop any particular project.

                                  THE OFFERING

Common Shares Offered.............  1,800,000 Shares(1)

Common Shares to be Outstanding
  after the Offering..............  20,239,134 Shares(1)

Use of Proceeds...................  The net proceeds to the Company from this Offering will be used to repay indebtedness outstanding under the
                                    Company's Revolving Credit Facility.

NYSE Symbol.......................  "EWR"

------------------------

(1) Assumes that the Underwriter's over-allotment option is not exercised. See "Underwriting."

                                DIVIDEND POLICY

    The Company, for itself and in its capacity as general partner of the Operating Partnership, currently intends to cause the Operating Partnership to make regular quarterly distributions to holders of units of limited partnership in the Operating Partnership ("Units"), and to continue paying regular quarterly dividends to holders of Common Shares in amounts sufficient to maintain its status as a REIT. Future dividends will be at the direction of the Board of Directors and will depend upon factors deemed relevant by the Board of Directors, including actual Funds From Operations (as defined below) of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and other factors. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurance can be given as to the amounts to be distributed in the future. See "Price Range of Common Shares and Dividends."

    The Company and industry analysts consider Funds from Operations ("Funds From Operations" or "FFO") to be an appropriate measure of the performance of an equity REIT because it is predicated on cash flow analyses. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property plus depreciation and amortization, excluding depreciation on non-real estate assets and amortization of deferred financing costs. Funds From Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's needs. The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be examined in conjunction with net income, as presented in the consolidated financial statements incorporated by reference into the accompanying Prospectus. For additional information regarding FFO see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds from Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference into the accompanying Prospectus.

                                  RISK FACTORS

    This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference in the accompanying Prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by the Company with the Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in this Prospectus Supplement and the accompanying Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Prospective investors should carefully consider, among other factors, the matters described below before purchasing Common Shares in the Offering.

REAL ESTATE INVESTMENT RISKS

    GENERAL RISKS. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its shareholders will be adversely affected. A multifamily apartment community's revenues and value may be adversely affected by a number of factors including: the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, changing demographics, military base closings and other factors); local real estate conditions (such as oversupply of or reduced demand for apartments); the perceptions by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    OPERATING RISKS. The Communities are subject to all operating risks common to multifamily apartment communities in general, any and all of which might adversely affect apartment occupancy or rental rates. Increases in unemployment in the areas in which the communities owned or managed by the Company are located might adversely affect multifamily apartment occupancy or rental rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased rents. Residents may be unable or unwilling to pay rent increases. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to make distributions to shareholders could be adversely affected.

    DEPENDENCE ON PRIMARY MARKETS. The Communities are located in Arizona and selected sub-markets in Southern California, and the Company's performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for apartments in these areas, zoning or other regulatory conditions and competition from other available apartments and alternative forms of housing. These and other factors or a decline in the economy or real estate values in the Arizona markets and selected sub-markets of Southern California may adversely affect the ability of the Company to make distributions to its shareholders.

    ENVIRONMENTAL RISKS. Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of such hazardous or toxic substances.

    RISKS OF DEVELOPMENT ACTIVITIES. The Company intends to continue to actively pursue development projects, including the expansion of existing apartment communities. Such projects generally require the expenditure of capital as well as various forms of government and other approvals, the receipt of which cannot be assured. Consequently, there can be no assurance that any such projects will be completed or that such projects will prove to be profitable.

    COMPETITION. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other multifamily rental apartments and single family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with new and existing homes and condominiums. In addition, other competitors for development and acquisitions of properties may have greater resources than the Company.

    UNINSURED LOSS. The Company carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the Communities, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or from earthquakes) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a property, as well as the anticipated future revenues from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss would adversely affect the Company and its ability to make distributions.

NO LIMITATION ON INCURRENCE OF DEBT

    The Company currently has a policy of incurring debt only if upon such incurrence the ratio of debt to total market capitalization (i.e., the total consolidated debt of the Company as a percentage of the market value of issued and outstanding Common Shares and Units plus total consolidated debt) would be 50% or less, but the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash available for distribution to shareholders and could increase the risk of default on the Company's indebtedness.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

    In addition to the Ownership Limit (as defined in "Description of the Capital Stock--Restrictions on Ownership" in the accompanying Prospectus), certain provisions contained in the Company's Charter and under Maryland law may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for the Common Shares, which offers may be beneficial to shareholders or (ii) deter purchases of large blocks of Common Shares, thereby limiting the opportunity for shareholders to receive a premium for their Common Shares over then-prevailing market prices. See "Description of the Capital Stock--Common Shares" and "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws" in the accompanying Prospectus.

ADVERSE IMPACT ON DISTRIBUTIONS OF FAILURE TO QUALIFY AS A REIT

    Since the Company's commencement of operations in 1994, the Company has operated in a manner to qualify as a REIT under the Code, and the Company intends to continue to operate in such a manner so as to permit the Company to qualify as a REIT under the Code. Although the Company believes that it will continue to operate in such a manner, no assurance can be given that the Company will remain qualified as a REIT. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Shares offered hereby are estimated to be approximately $35.8 million ($41.2 million if the Underwriter's over-allotment is exercised in full). The Company will use such net proceeds to repay indebtedness then outstanding under the Company's Revolving Credit Facility. Pending such use, which the Company anticipates will occur concurrently with or shortly following the consummation of the Offering, the Company may invest such net proceeds in short-term income-producing investments such as investment grade commercial paper, government securities or money market funds that invest in government securities.

    After the repayment of indebtedness under the Company's Revolving Credit Facility with the net proceeds of the Offering, the Company expects to borrow approximately $15.65 million under its Revolving Credit Facility to fund the purchase of the Acquisition Properties and thereafter may borrow under the Revolving Credit Facility for general corporate purposes and to fund its future acquisition and development activities. At December 31, 1996, there was $152 million outstanding on the Revolving Credit Facility with an effective interest rate of 7.20%.

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 1996, the actual capitalization of the Company and the capitalization as adjusted to give effect to the issuance and sale of the Common Shares offered hereby. The information set forth in the table should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference into the accompanying Prospectus.

                                                                                            DECEMBER 31, 1996
                                                                                         -----------------------
                                                                                           ACTUAL    AS ADJUSTED
                                                                                         ----------  -----------
                                                                                         (DOLLARS IN THOUSANDS)
DEBT (1):
  Mortgage and notes payable...........................................................  $   40,143   $  40,143
  $131 million securitized debt, net of unamortized discount of $480...................     130,520     130,520
  $50 million securitized debt.........................................................      49,509      49,509
  Revolving Credit Facility............................................................     152,000     116,180
  Variable rate tax free IDA bonds.....................................................      64,000      64,000
                                                                                         ----------  -----------
      Total debt.......................................................................     436,172     400,352
MINORITY INTEREST IN OPERATING PARTNERSHIP.............................................      56,592      56,592
STOCKHOLDERS' EQUITY:
  Preferred Shares, $.01 par value; 10,000,000 authorized:
    none issued and outstanding........................................................      --          --
  Common Shares, $.01 par value; 100,000,000 authorized:
    18,366,902 issued and outstanding 20,166,902, as adjusted(2).......................         184         202
  Additional paid-in-capital...........................................................     253,425     289,227
  Unamortized employee restricted stock compensation...................................        (465)       (465)
  Distributions in excess of net income................................................     (24,139)    (24,139)
                                                                                         ----------  -----------
  Total stockholders' equity...........................................................     229,005     264,825
                                                                                         ----------
Total capitalization...................................................................  $  721,769   $ 721,769
                                                                                         ----------  -----------
                                                                                         ----------  -----------

------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of the Notes to consolidated financial statements of the Company incorporated into the accompanying Prospectus by reference for information relating to the indebtedness. The $131 million securitized debt is rated "AA" by Standard & Poor's Corporation.

(2) Does not include (i) 4,677,810 Common Shares at December 31, 1996 that may be issued upon the exchange of Units and (ii) approximately 357,700 Common Shares issuable upon the exercise of options granted under the Company's 1994 Stock Incentive Plan. A total of 1,830,000 Common Shares has been reserved for issuance under the 1994 Stock Incentive Plan.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

    The Company's Common Shares have been traded on the NYSE under the symbol "EWR" since August 10, 1994. On February 10, 1997, the last reported sale price of the Common Shares on the NYSE was $21.00 per share. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE and the dividends declared and paid by the Company with respect to each quarterly period since the Initial Public Offering.

                                                                                           SALE PRICES        DIVIDENDS
                                                                                       --------------------  DECLARED AND
PERIOD                                                                                   HIGH        LOW         PAID
-------------------------------------------------------------------------------------  ---------  ---------  ------------
1994:
  Third Quarter (from August 10 to September 30, 1994)...............................  $  21 1/4  $  19 3/8   $    0.18(1)
  Fourth Quarter.....................................................................  $  21 1/2  $  17 7/8   $    0.37

1995:
  First Quarter......................................................................  $  20 7/8  $  19 1/2   $    0.37
  Second Quarter.....................................................................  $  20 7/8  $  18 3/8   $    0.37
  Third Quarter......................................................................  $  20 5/8  $  18 1/2   $    0.38
  Fourth Quarter.....................................................................  $  21 5/8  $  18 7/8   $    0.38

1996:
  First Quarter......................................................................  $  23 1/4  $  20 3/4   $    0.39
  Second Quarter.....................................................................  $  23 1/4  $  20 1/4   $    0.39
  Third Quarter......................................................................  $  21 7/8  $  19 3/4   $    0.40
  Fourth Quarter.....................................................................  $  22 1/4  $  20 7/8   $    0.40

1997:
  First Quarter (through February 10, 1997)..........................................  $  22 1/4  $  20 5/8

------------------------

(1) Paid with respect to the period August 17, 1994 to September 30, 1994.

    Since the Initial Public Offering, the Company has increased its quarterly dividend three times. On September 17, 1996, the Company announced a 2.5% increase in its quarterly dividend, increasing the quarterly dividend on its Common Shares from $0.39 per share to $0.40 per share, which is equal to $1.60 on an annualized basis. On March 13, 1996, the Company announced a 2.6% increase in its quarterly dividend, increasing the quarterly dividend on its Common Shares from $0.38 per share to $0.39 per share, which is equal to $1.56 on an annualized basis. The higher dividend rate commenced with the Company's dividend with respect to the first quarter of 1996. The Company previously announced, in September 1995, a 2.7% increase in its quarterly dividend (from $0.37 per share to $0.38 per share), which, together with the March and September increases, represents an aggregate increase of 8.1% of its quarterly dividends since September 1995.

    The Company, for itself and in its capacity as general partner of the Operating Partnership, currently intends to cause the Operating Partnership to make regular quarterly distributions to holders of Units, and to continue paying regular quarterly dividends to holders of Common Shares in amounts sufficient to maintain its status as a REIT. Since the Initial Public Offering, the Company has decreased its dividend payout ratio from 95.3% in 1994 to 88.3% in 1996, based on the current definition of Funds From Operations. The Company's goal is to decrease further its dividend payout ratio in order to retain and reinvest additional funds in acquisition and new development opportunities. The Company currently anticipates that future dividend increases per share, if any, would be less than future increases in funds from operations, if any, on a percentage basis; however, although it has no current plans to do so, the Company may amend or alter its policy in this regard at any time.

    Future dividends will be at the direction of the Board of Directors and will depend upon factors deemed relevant by the Board of Directors, including actual Funds From Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurance can be given as to the amounts to be distributed in the future.

    The Company anticipates that Funds From Operations will exceed net income (as determined in accordance with GAAP) due to non-cash expenses, primarily depreciation and amortization, to be incurred by the Company; however, no assurance may be given that the Company's actual results will prove this premise to be correct. Distributions by the Company to the extent of its current and accumulated earnings and profits for Federal income tax purposes will be taxable to stockholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the stockholder's basis in the Common Shares (return of capital) to the extent thereof, and thereafter as taxable gain. Such distributions will have the effect of deferring taxation until the sale of such Common Shares. In order to maintain its qualification as a REIT, the Company must make annual distributions to stockholders of at least 95% of its taxable income (which does not include capital gains). Under certain circumstances (which the Company does not expect to occur), the Company could be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements.

    Of the dividends declared for 1996, 36% represented a return of capital to shareholders for tax purposes. The Company currently anticipates that approximately 35% of the dividends expected to be declared in 1997 will represent a return of capital for tax purposes. There can be no assurance, however, that the estimate for 1997 will not vary from actual results for 1997 which will depend, in 1997 and future years, among other things, upon the Company's actual taxable income and amounts distributed.

    As of February 7, 1997, the Company's transfer agent reported 226 holders of record of the Company's Common Shares. The transfer agent and registrar of the Common Stock is Norwest Bank, Minnesota, National Association.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of the material federal income tax considerations regarding the Offering is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders including insurance companies, tax-exempt organizations (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Shareholders"), financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "-- Taxation of Non-U.S. Shareholders"), which are subject to special treatment under the federal income tax laws.

    EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH PROSPECTIVE PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

    The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

    In the opinion of Gibson, Dunn & Crutcher LLP, commencing with the Company's taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled and will enable it to continue to meet the requirements for qualification and taxation as a REIT, under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon the accuracy of certain representations made by the Company as to factual matters relating to the Company's organization, operations, income, assets, distributions and stock ownership. The Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below, the results of which have not been and will not be reviewed by Gibson, Dunn & Crutcher LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. An opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-- Failure to Qualify."

    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (I.E., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (I.E., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

    The Company believes that it has issued sufficient shares to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such transfer and ownership restrictions are described in "Description of the Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus. These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

    To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (I.E., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record shareholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record shareholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record shareholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A shareholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

    In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership's share of such items of the Financing Partnership and any other partnership in which the Operating Partnership has a direct or indirect interest) are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Operating Partnership and the Financing Partnership and believes it has operated them in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate them in such a manner. However, there can be no assurance that the Company has actually operated or will actually operate such partnerships in a manner that has satisfied or will continue to satisfy the REIT provisions of the Code.

    The Company owns an indirect 1% interest as a general partner in the Financing Partnership, which is held through Evans Withycombe Finance, Inc., a wholly owned subsidiary of the Company that has been organized and operated as a "qualified REIT subsidiary" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of Evans Withycombe Finance, Inc. are treated as assets, liabilities and items of the Company. Evans Withycombe Finance, Inc., therefore, is not subject to federal corporate income taxation, although it may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of Evans Withycombe Finance, Inc. will not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

    INCOME TESTS. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year.

    Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no revenue, provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" of the property.

    The Company regularly monitors its activities to ensure that the foregoing tests are satisfied. The Company believes that the aggregate amount of any nonqualifying income in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the gross income tests.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. There are no comparable relief provisions which could mitigate the consequences of a failure to satisfy the 30% gross income test.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of Company's total assets may be represented by securities other than those included in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Operating Partnership based on its capital interest in the Operating Partnership and the Operating Partnership's direct or indirect capital interest in any other partnership, including the Financing Partnership.

    The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments are in the properties owned by the Operating Partnership and Financing Partnership, which represent qualifying real estate assets. The Company's proportionate share of the Management Company's voting and nonvoting common stock owned by the Operating Partnership also is within the permissible range, since these interests do not exceed a 10% voting interest. In addition, the Company believes that the value of its interests in the stock of the Management Company will be less than the permitted 5% of the total value of the Company's assets. Gibson, Dunn & Crutcher LLP, in issuing its opinion referred to above, is relying on the Company's representations as to the value of its interest in the stock of the Management Company relative to the value of the Company's assets. There can be no assurance that the IRS will not contend that the value of the securities of the Management Company held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provision of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Operating Partnership and Financing Partnership to make, timely distributions sufficient to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular capital gain and ordinary corporate tax rates.

    It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Operating Partnership or Financing Partnership to arrange, for short-term, or possibly long-term, borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

    Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

    Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

    If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the shareholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a shareholder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    Upon any sale or other disposition of shares, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than twelve months and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company reports to its domestic shareholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify to their non-foreign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

    The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Shareholder") provided the Tax-Exempt Shareholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt

Shareholder. Similarly, income from the sale of Common Shares should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Shareholder has held such Common Shares as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property."

    For Tax-Exempt Shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by the Company shall be treated as UBTI to certain trusts if the Company is treated as a "pension held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

    The Company will be treated as a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" shareholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS

    The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Common Shares, including any reporting requirements.

    DISTRIBUTIONS. Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to withholding of United States federal income tax at a 30% rate on the total amount distributed unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Shareholder will be subject to tax on a net basis at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Pursuant to current Treasury regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under proposed

Treasury Regulations not currently in effect, however, a Non-U.S. Shareholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Shareholder must file a properly completed and executed IRS Form 4224 with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business of such Non-U.S. Shareholder in order to qualify for the exemption from withholding under the effectively connected income exemption discussed above.

    Distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such Common Shares. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Shares, they will give rise to gain from the sale or exchange of the Common Shares, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend subject to withholding. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

    Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those attributable to gain from sales or exchanges by the Company of United States real property interests) generally will not be subject to United States federal income taxation unless (i) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above) or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office, in which case the nonresident alien individual will be subject a 30% tax on the individual's capital gains.

    Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Shareholder. Non-U.S. Shareholders would thus generally be taxed on such distributions at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability.

    SALE OF COMMON SHARES. Gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of Common Shares generally will not be subject to United States federal income tax unless (i) the Company is not a "domestically controlled REIT," or (ii) the investment in the Common Shares is effectively connected with the Non-U.S. Shareholder's United States trade or business or
(iii) in the case of a Non-U.S. Shareholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically controlled REIT. However, because the Common Shares will be publicly traded, no assurance can be given that the Company will continue to be a domestically-controlled REIT. In the circumstances described above in clauses (i) and (ii), the Non-U.S. Shareholders will generally be subject to the same treatment as domestic shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. The Company must report annually to the IRS and to each Non-U.S. Shareholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

OTHER TAX CONSEQUENCES

    The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

    The Management Company does not qualify as a REIT, and therefore it is subject to federal, state and local taxes on its income.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the purchase agreement between the Underwriter and the Company (the "Purchase Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, the entire amount of the Common Shares offered hereby.

    The Purchase Agreement provides that the Underwriter's obligation to purchase Common Shares is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the Common Shares if any are purchased.

    The Underwriter has advised the Company that it proposes to offer the Common Shares offered hereby for sale, from time to time, to purchasers directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Brokers, dealers, agents and underwriters that participate in the distribution of the Common Shares offered hereby may be deemed to be underwriters under the Securities Act. Those who act as an underwriter, broker, dealer or agent in connection with the sale of the Common Shares offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

    The Company has granted to the Underwriter an option to purchase up to an additional 270,000 Common Shares, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement at the price set forth on the cover page of this Prospectus Supplement.

    The Company, its directors and its executive officers have also agreed, with limited exceptions, including the issuance of options or Common Shares under employee and director stock plans, the issuance of Common Shares or Units in connection with the acquisition of any apartment community or interest therein and the issuance of Common Shares upon the redemption of Units, not to offer, sell, contract to sell, or otherwise dispose of any Common Shares or Units or any securities convertible into or exercisable or exchangeable for Common Shares or Units for a period of 60 days after the date hereof without the prior written consent of the Underwriter.

    In the Purchase Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. The Underwriter has agreed to reimburse the Company for certain of its expenses related to the Offering, estimated to be approximately $100,000. The Underwriter has, from time to time, performed investment banking services for the Company, for which it has received usual and customary fees.

                                 LEGAL MATTERS

    The validity of the Common Shares offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters related to the Offering will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California and certain legal matters will be passed upon for the Underwriter by Latham & Watkins, Los Angeles, California. Gibson, Dunn & Crutcher LLP and Latham & Watkins will rely on Ballard Spahr Andrews & Ingersoll as to certain matters of Maryland law.

                                    EXPERTS

    The consolidated financial statements and related financial statement schedule of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the accompanying Prospectus by reference. Such consolidated financial statements and related financial statement schedule are incorporated in the accompanying Prospectus by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                  $200,000,000

                       EVANS WITHYCOMBE RESIDENTIAL, INC.

                 DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK
[LOGO]
                                      AND
                   WARRANTS TO PURCHASE THE ABOVE SECURITIES
                               ------------------

    Evans Withycombe Residential, Inc. (the "Company") may offer and issue from time to time (i) its debt securities (the "Debt Securities"), (ii) shares of its Preferred Stock, par value $.01 per share (the "Preferred Stock"), (iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), or (iv) warrants to purchase Debt Securities, Preferred Stock or Common Stock (the "Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities." The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $200,000,000.

    Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation (including whether such Debt Securities are senior or subordinated and whether such Debt Securities are convertible), aggregate principal amount, purchase price, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the designation, number of shares, liquidation preference, purchase price, dividend, voting, redemption and conversion provisions and any listing on a securities exchange. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised. In addition, terms of the Securities may include limitations on direct and beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

    To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT"), ownership of Common Stock by any person is, with certain exceptions, limited to 9.8% of the outstanding shares. The Common Stock is listed on the New York Stock Exchange under the trading symbol "EWR."

    The applicable Prospectus Supplement will contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Securities may be sold on a negotiated basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                The date of this Prospectus is December 8, 1995

    IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

               THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS
                    NOT PASSED ON OR ENDORSED THE MERITS OF
                       THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

    No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of the time subsequent to the date thereof.

    Unless otherwise indicated or as the context otherwise requires, (a) references to the "Company" shall include the Company's predecessor, Evans Withycombe, Inc., and its affiliates, predecessors and partners (collectively, "Evans Withycombe") and Evans Withycombe Residential, L.P. (the "Operating Partnership"), Evans Withycombe Finance Partnership, L.P. (the "Financing Partnership") and Evans Withycombe Management, Inc. (the "Management Company"), and (b) references to the Operating Partnership include the Financing Partnership.

                            ------------------------

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), covering the Securities offered hereby. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of the Registration Statement or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the reports, proxy and information statements and other information filed by the Company with the NYSE can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission (File No. 1-13256) pursuant to the Exchange Act are incorporated herein by reference:

    (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

    (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995;

    (3) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 1, 1994; and

    (4) all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold.

    Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Evans Withycombe Residential, Inc., Attention: Secretary, 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251, telephone number: (602) 840-1040.

                                  THE COMPANY

    The Company is a developer, owner and manager of apartments in the Western United States. The Company's property portfolio consists of stabilized properties and properties under construction (a property is considered stabilized when it reaches 93% occupancy). As of September 30, 1995, the Company owned and managed 38 stabilized multifamily apartment communities located in the metropolitan Phoenix and Tucson areas, which contained a total of 9,789 apartments. As of September 30, 1995, the Company also owned 11 apartment communities under construction or initial lease-up with a total of 2,138 apartments. Seven of these communities were new developments and four were expansions of existing communities owned by the Company. The stabilized communities and the communities under construction are referred to herein collectively as the "Communities."

    In August 1994, the Company completed an initial public offering of 8,685,000 shares of Common Stock (the "Initial Public Offering"), and subsequently completed the sale of an additional 1,302,750 shares of Common Stock upon exercise of the underwriters' over-allotment option. Concurrently with the Initial Public Offering, the Company, through the Financing Partnership, borrowed $102.0 million aggregate principal amount of 7.98% mortgage financing, under a loan with a total amount of up to $131 million securitized by certain Communities (the "Mortgage Loan"). Subsequently, the Company borrowed the remaining $29.0 million, so that, as of September 30, 1995, the outstanding balance of the Mortgage Loan was $131 million. The Company also entered into a $35.0 million Credit Facility that is secured by first mortgage liens on four properties and is used to finance acquisitions, to fund construction and development renovation costs and for working capital (the "Credit Facility").

    All of the Communities and other assets of the Company are held by, and all of the Company's operations are conducted through, the Operating Partnership (either directly or through subsidiaries). The Company is the sole general partner and also a limited partner of the Operating Partnership and, as of September 30, 1995, owned an approximately 77.6% interest therein. To maintain the Company's qualifications as a REIT while realizing income from its fee management and related service business, the Company's management operations are conducted through the Management Company pursuant to the terms of management agreements with the Operating Partnership and the Financing Partnership. The Management Company also provides other services to third parties, including construction, development and related services.

    The Company was incorporated in Maryland in May 1994. The principal executive offices of the Company are located at 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251, telephone number: (602) 840-1040.

                                USE OF PROCEEDS

    Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Securities will be used by the Company for general corporate purposes, which may include the repayment of existing indebtedness, the development of new apartment communities and the acquisition of additional apartment communities. Proceeds from the sales of Securities initially may be temporarily invested in short-term securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the consolidated ratios of earnings to fixed charges of the Company and for the predecessor to the Company prior to August 17, 1994.

                                                                     YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------------
                                                      1994       1993         1992        1991        1990
                                                    ---------  ---------  ------------  ---------  -----------
Ratio of Earnings to Fixed Charges................      1.83x      1.78x     (0.08x)(1)     1.02x      0.69x(2)


                                                      NINE MONTHS ENDED
                                                     SEPTEMBER 30, 1995
                                                    ---------------------
Ratio of Earnings to Fixed Charges................            1.87x

------------------------------

(1) In 1992, the predecessor to the Company had a loss before minority interest and extraordinary item of $6,709,000, which included a non-cash write down of real estate assets of $10,284,000 related to one of the Communities. The predecessor wrote down the carrying value of such Community in conjunction with the negotiated discounted payoff of the Community's mortgage. The computation of the ratio of earnings to fixed charges for such year indicates that earnings were inadequate to cover fixed charges by approximately $6,801,000. If the non-cash write down of the Community were added back to earnings, the Company would have had earnings in excess of fixed charges of $3,295,000.

(2) Although the Company and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for 1990. Consequently, the computation of the ratio of earnings to fixed charges for such year indicates that earnings were inadequate to cover fixed charges by approximately $1,542,000.

    For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before minority interest and extraordinary items, and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                        DESCRIPTION OF THE CAPITAL STOCK

GENERAL

    The Articles of Incorporation of the Company, as amended and supplemented from time to time (the "Charter"), provide that the Company may issue up to 110,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $.01 per share (the "Common Shares"), and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Shares"). Under Maryland law, shareholders generally are not liable for the corporation's debts or obligations.

    The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Maryland law and the Company's Charter.

COMMON SHARES

    Subject to the preferential rights of any class of Preferred Shares, and to the provision of the Company's Charter regarding the consequences of actually or constructively owning Common Shares in violation of the Ownership Limit Provision (as discussed below), holders of Common Shares are entitled to receive distributions on such Common Shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company intends to continue to make quarterly distributions to holders of Common Shares.

    Subject to the provisions of the Company's Charter regarding the consequences of actually or constructively owning Common Shares in violation of the Ownership Limit Provision and to the matters discussed under "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws--Control Share Acquisitions," each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding Common Shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of Common Shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company. See "--Restrictions on Ownership."

    Subject to the provisions of the Company's Charter regarding the consequences of actually or constructively owning Common Shares in violation of the Ownership Limit Provision, all Common Shares will have equal dividend, distribution, liquidation and other rights and will have no preference, appraisal or exchange rights.

    Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. The Company's Charter provides that a majority of all of the votes to be cast is the required vote of shareholders in such situations, except that any proposal
(i) to permit cumulative voting in the election of directors, (ii) to alter provisions of the Company's Charter with respect to the classified Board, removal of directors, amendment of the Company's Bylaws, as amended (the "Bylaws"), preemptive rights, indemnification of corporate agents and limitation of liability of officers and directors, or (iii) that would jeopardize the Company's status as a REIT for tax purposes, requires, in each case, the approval of two-thirds of the Common Shares entitled to vote. In addition, a number of other provisions of the MGCL could have a significant effect on the Common Shares and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

PREFERRED SHARES

    Preferred Shares may be issued from time to time, in one or more classes, as authorized by the Board of Directors. Prior to issuance of shares of each class, the Board of Directors is required by the MGCL and the Company's Charter to fix for each such class, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Company's outstanding shares might believe to be in their best interests or in which holders of some, or a majority, of shares might receive a premium for their shares over the market price of such shares. As of the date hereof, no Preferred Shares are outstanding. If and when issued, the Preferred Shares will be subject to the restrictions on ownership set forth below.

    The applicable Prospectus Supplement will describe the following terms of any Preferred Shares in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Shares): (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share; (3) any date of maturity; (4) any redemption, repayment or sinking fund provisions; (5) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) whether the Preferred Shares are convertible and, if so, the securities or rights into which such Preferred Shares are convertible (which may include other Preferred Shares) and the terms and conditions upon which such conversions will be effected including the initial conversion prices or rates, the conversion period and any other related provisions; (8) the place or places where dividends and other payments on the Preferred Shares will be payable; (9) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions directed at maintaining the Company's REIT status; and (10) all material federal income tax considerations applicable to such Preferred Shares. The Preferred Shares offered hereby will, when issued, be fully paid and nonassessable.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding shares may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). In addition, certain income received by the Company from related parties will not be treated as "rents from real property" in determining whether the Company satisfies the REIT income tests. Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has adopted, and the shareholders have approved, a provision in the Charter restricting the acquisition of shares of the Company's capital stock (the "Ownership Limit Provision").

    The Ownership Limit Provision provides that, subject to certain exceptions, no shareholder may actually own, beneficially own (within the meaning of Section 13(d)(3) of the Exchange Act), or be deemed to own by virtue of the constructive ownership provisions of the Code, more than the Ownership Limit, which is equal to 9.8% of the lesser in value of the total number or value of the outstanding Common Shares or Preferred Shares (or such other number or value of Preferred Shares as the Board of Directors may determine in fixing the terms of the Preferred Shares). The constructive ownership rules of the Code are complex and may cause shares owned actually or constructively by two or more related individuals and/ or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Common Shares or 9.8% (or such other number or value) of the Preferred Shares (or the acquisition of an interest in an entity which owns shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding Common Shares or 9.8% (or such other number or value) of the outstanding Preferred Shares, and thus subject such shares to the Ownership Limit Provision. The Ownership Limit Provision also prohibits the acquisition or transfer of Common Shares and Preferred Shares if the acquisition or transfer would result in the outstanding shares of capital stock of the Company being owned by fewer than 100 persons, and prohibits actual or constructive ownership of capital stock if as a result of such ownership the Company would violate the "five or fewer" rule discussed above or would otherwise cause the Company to fail to qualify as a REIT.

    The Board of Directors may in its sole discretion waive the Ownership Limit with respect to a particular acquisition of actual or constructive ownership of the Company's shares, provided certain conditions are met. The Board of Directors is not required to consider a request for such waiver, and, as a condition for granting such a waiver, the Board of Directors may require opinions of counsel or rulings satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

    Except as provided below, in the event of a transfer, acquisition or other ownership of the Company's capital stock (including any constructive acquisition or transfer or ownership) in violation of the Ownership Limit Provision, such transfer, acquisition or ownership shall be null and void AB INITIO, and the intended transferee or owner will acquire no rights to, or economic interest in, the shares.

    The Charter provides that, if the Board of Directors requests and receives a ruling from the IRS or an opinion of counsel satisfactory to the Board of Directors and is otherwise satisfied such actions can be taken without jeopardizing the Company's REIT status, shares of the Company's capital stock owned, actually or constructively, or transferred to or otherwise acquired, actually or constructively, by a person in violation of the Ownership Limit Provision ("Prohibited Shares") will become subject to a mechanism that, in effect, is designed to prohibit the person who purported to acquire those shares from voting, receiving dividends or other distributions, and participating in the appreciation in value of those shares. In general, pursuant to this mechanism, the Prohibited Shares would automatically be transferred to a trustee of a trust, the beneficiary of which would be one or more charitable organizations, at the close of business on the day preceding the violative transaction. The intended owner of the Prohibited Shares would have no right to vote or receive distributions on the Prohibited Shares, and generally would be entitled to receive only the net proceeds from a sale of the Prohibited Shares, or the purchase price paid by such person for the Prohibited Shares (or value as of the date of the acquisition, in the case of an acquisition other than a purchase), whichever is less. The Company will have a right to purchase the Prohibited Shares for fair market value during a specified period. Until the Board of Directors requests and receives a ruling from the IRS or an opinion of counsel and is otherwise satisfied that implementation of these provisions will not jeopardize the Company's REIT status, these provisions will not take effect and attempted transfers or ownership of shares in violation of the Ownership Limit Provision will be void AB INITIO.

    The Ownership Limitation Provision contains an exception for Common Shares acquired by affiliates of Aldrich, Eastman and Waltch, L.P. ("AEW") and funds managed by an affiliate of Copley Real Estate Advisors, Inc. ("Copley") in the transactions undertaken in connection with the formation of the Company (the "Formation Shares"), that are intended to prevent such entities from violating the Ownership Limitation Provision as a result of participating in such transactions. This exception continues to apply to Formation Shares in the hands of a direct and indirect transferee of these entities, provided the transferee is a qualified pension fund and other conditions are met.

    The Ownership Limit Provision will not be automatically removed even if the REIT provisions of the Code are changed so as to remove any ownership concentration limitation. Except as otherwise described above, any change of the Ownership Limit Provision would require an amendment to the Charter. Such amendment to the Charter requires the affirmative vote of holders owning a majority of the outstanding shares entitled to vote, unless such amendment would cause the Company to lose its status as a REIT for tax purposes, in which event the affirmative vote of holders of two-thirds of the outstanding shares entitled to vote would be required. In addition to preserving the Company's status as a REIT, the Ownership Limit Provision may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

    All certificates representing Common Shares bear a legend referring to the restrictions described above.

    All persons who own a specified percentage (or more) of the outstanding shares of the Company's capital stock must file a statement with the Company containing information regarding their ownership of Common Shares, as set forth in the income tax regulations promulgated under the Code (the "Treasury Regulations").

TRANSFER AGENT AND REGISTRAR

    The Company has appointed Norwest Bank, Minnesota, National Association as its transfer agent and registrar.

                       CERTAIN PROVISIONS OF MARYLAND LAW
                    AND OF THE COMPANY'S CHARTER AND BYLAWS

    The following paragraphs summarize certain provisions of Maryland law and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

    The Company's Charter provides that the initial number of directors of the Company was three (3), which number may be increased or decreased pursuant to the Bylaws of the Company but in no event shall be less than the minimum number required by the MGCL, which in the case of the Company is three (3). The Company's Bylaws currently provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than the minimum number required by the MGCL nor more than fifteen (15). The Company has set the number of directors to seven (7). Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire board of directors. Pursuant to the terms of the Charter, the directors are divided into three classes. One class held office initially for a term that expired at the annual meeting of shareholders held in 1995 (and such directors were re-elected to terms expiring in 1998), another class holds office initially for a term expiring at the annual meeting of shareholders to be held in 1996 and the remaining class holds office initially for a term expiring at the annual meeting of shareholders to be held in 1997. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

    The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of voting shares will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of shares entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

    The Charter provides that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, and by the vote required to elect a director, the shareholders may fill a vacancy on the Board resulting from removal. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, could preclude shareholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Charter limits the liability of the Company's directors and officers to the Company and its shareholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) to the extent that a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

    The Company's Charter and Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Charter also permits the Company to indemnify employees, agents and other persons acting on behalf of or at the request of the Company. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that: (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified party actually received an improper personal benefit; or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who directly or indirectly beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Directors has exempted from these provisions of the MCGL any business combination with certain officers of the Company including Stephen O. Evans and F. Keith Withycombe, and Evans Withycombe, AEW and Copley and all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing persons.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror directly or indirectly to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and, as a result, the acquiror becomes entitled to vote a majority of the then outstanding shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

    The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

    The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions of Shares by any officer or director of the Company and by Stephen O. Evans, F. Keith Withycombe, Evans Withycombe, AEW and Copley and all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing persons. There can be no assurance that such provision will not be amended or eliminated at any point in the future.

AMENDMENTS TO THE CHARTER

    The Company's Charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that any proposal (i) to permit cumulative voting in the election of directors; (ii) to alter provisions of the Company's Charter with respect to the classified Board, removal of directors, amendment of the Bylaws, preemptive rights, indemnification of corporate agents and limitation of liability of officers and directors; or (iii) that would jeopardize the Company's status as a REIT for tax purposes, requires, in each case, the approval of two-thirds of the shares entitled to vote. The Company's Bylaws may be amended by the affirmative vote of holders of not less than two-thirds of all of the votes entitled to be cast on the matter. Subject to the right of the shareholders to adopt, alter and repeal Bylaws, the Board of Directors is authorized to adopt, alter or repeal the Bylaws.

DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The Bylaws of the Company provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only
(i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

    The provisions in the Charter on classification of the Board of Directors, the business combination provisions of the MGCL and, control share acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                            DESCRIPTION OF WARRANTS

    The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants," collectively with the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

    The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security; (6) the date, if any, on and after such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (8) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) a discussion of material federal income tax considerations, if any; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

    Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

    The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants and Common Stock Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the Securities for which such Warrants are exerciseable; (3) the price or prices at which such Warrants will be issued; (4) the number of such Warrants issued with each share of Preferred Stock or Common Stock; (5) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants; (6) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) if applicable, a discussion of material federal income tax considerations; (8) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (9) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (10) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                       DESCRIPTION OF THE DEBT SECURITIES

    The following sets forth certain general terms and provisions of the indentures under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

    The Debt Securities will represent unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. As indicated in the applicable Prospectus Supplement, the Debt Securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The Debt Securities will be issued under an indenture in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time (each an "Indenture" and collectively, the "Indentures"). The Indentures will be executed by the Company and one or more trustees (each a "Trustee"). The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

    The Indentures will not limit the amount of Debt Securities which may be issued thereunder. Reference is made to the Prospectus Supplement of the following terms of the Debt Securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable; (v) the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of Debt Securities (each a "Holder") to convert the Debt Securities into other securities or property of the Company; (viii) the terms, if any, on which such Debt Securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any Events of Default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debt Securities; (xii) listing (if any) on a securities exchange; (xiii) whether such Debt Securities will be certificated or in book-entry form; and (xiv) any other specific terms of the Debt Securities, including any additional events of default or covenants provided for with respect to Debt Securities, and any terms which may be required by or advisable under United States laws or regulations.

    Debt Securities may be presented for exchange or transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indentures.

    Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to any Debt Securities issued at par which is treated as having been issued at a discount for United States income tax purposes will be described in the relevant Prospectus Supplement.

    The Indentures will not contain any covenant or other specific provision affording protection to Holders of the Debt Securities in the event of a highly leveraged transaction or a change in control of the

Company, except to the limited extent described below under "--Consolidation, Merger and Sale of Assets." Restrictions on ownership and transfers of the Company's Common Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. The Company's Charter and Bylaws also contain other provisions which may prevent or limit a change of control. See "Description of the Capital Stock."

MODIFICATION AND WAIVER

    Each Indenture will provide that modifications and amendments of such Indenture may be made by the Company and the applicable Trustee, with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities issued under such Indenture which are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, among other things: (a) extend the final maturity of such Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of Debt Securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such Debt Securities, or materially and adversely affect any right to convert such Debt Securities in accordance with such Indenture or impair or affect the right of any Holder of Debt Securities to institute suit for the payment thereof or, if such Debt Securities provide therefor, any right of repayment at the option of the Holder,
(b) reduce the aforesaid percentage of such Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture,
(c) reduce the percentage of such Debt Securities of any series necessary to consent to waive any past default under such Indenture to less than a majority, or (d) modify any of the provisions of the sections of such Indenture relating to supplemental indentures with the consent of the Holders, except to increase any such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of each Holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in such section or the deletion of this proviso.

    Each Indenture will provide that a supplemental indenture which changes or eliminates any covenant or other provision of such Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such Indenture of the Holders of Debt Securities of any other series.

    The indenture in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable Trustee may, without the consent of the Holders of any series of Debt Securities issued thereunder, enter into additional supplemental indentures for one of the following purposes: (1) to secure any Debt Securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company, in such Indenture and in the Debt Securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such Indenture that may be inconsistent with any other provision of such Indenture or to make any other provisions with respect to matters or questions arising under such Indenture, provided that such action shall not adversely affect the interests of the Holders of any series of Debt Securities issued thereunder in any material respect; (5) to establish the form and terms of Debt Securities issued thereunder; (6) to evidence and provide for a successor trustee under such Indenture with respect to one or more series of Debt Securities issued thereunder or to provide for or facilitate the administration of the trusts under such Indenture by more than one trustee; (7) to permit or facilitate the issuance of Debt Securities in global form or bearer form or to provide for uncertificated Debt Securities to be issued thereunder;
(8) to change or eliminate any provision of such Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior to the execution of such supplemental Indenture which are entitled to the benefit of such provision; or
(9) to amend or supplement any provision contained in such Indenture, which was required to be contained in the Indenture in order for the Indenture to be qualified under the Trust Indenture Act of 1939, if the Trust Indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification.

EVENTS OF DEFAULT

    Unless otherwise provided in any Prospectus Supplement, the following will be events of default under each Indenture with respect to each series of Debt Securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the Debt Securities outstanding under such Indenture when due;
(b) failure to pay any interest on any series of the Debt Securities outstanding under such Indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of Debt Securities; (d) failure to perform any other covenant or warranty of the Company contained in such Indenture or such Debt Securities continued for 90 days after written notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) any other Event of Default provided in a supplemental indenture with respect to a particular series of Debt Securities. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such Debt Securities, the applicable Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities of each affected series then outstanding under such Indenture (treated as one class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all Debt Securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all the Debt Securities outstanding shall be and become due and payable immediately, without notice or other action by any Holder or the applicable Trustee, to the full extent permitted by law. Any event of default with respect to particular series of Debt Securities under such Indenture may be waived by the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such Debt Securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each Holder affected thereby.

    Each Indenture will provide that the applicable Trustee may withhold notice to the Holders of any default with respect to any series of Debt Securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the Debt Securities) if the applicable Trustee considers it in the interest of Holders to do so.

    The Company will be required to furnish to each Trustee annually a statement as to its compliance with all conditions and covenants in the applicable Indenture.

    Each Indenture will contain a provision entitling the applicable Trustee to be indemnified by the Holders before proceeding to exercise any trust or power under such Indenture at the request of such Holders. Each Indenture will provide that the Holders of a majority in aggregate principal amount of the then outstanding Debt Securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable Trustee or of exercising any trust or power conferred upon the applicable Trustee with respect to the Debt Securities of such series, provided, however, that the applicable Trustee may decline to follow any such direction if, among other reasons, the applicable Trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable Trustee in personal liability or would be unduly prejudicial to the

Holders of the Debt Securities of such series not joining in such direction. The right of a Holder to institute a proceeding with respect to the applicable Indenture will be subject to certain conditions precedent including, without limitation, that the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding under such Indenture make a written request upon the applicable Trustee to exercise its powers under such Indenture, indemnify the applicable Trustee and afford the applicable Trustee reasonable opportunity to act, but the Holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the Debt Securities, to require conversion of Debt Securities if such Indenture provides for convertibility at the option of the Holder and to institute suit for the enforcement thereof.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Each Indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any Person unless the Company is the surviving corporation or the successor Person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities issued thereunder, and under such Indenture, and after giving effect thereto no event of default, and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

CERTAIN COVENANTS

    EXISTENCE. Except as permitted under "--Consolidation, Merger or Sale of Assets," the Indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, bylaws and statute) and franchises, PROVIDED, HOWEVER, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

    MAINTENANCE OF PROPERTIES. The Indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

    INSURANCE. The Indentures will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service.

    PAYMENT OF TAXES AND OTHER CLAIMS. The Indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; PROVIDED, HOWEVER, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (i) to transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (ii) to file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (iii) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of the documents to any prospective holder.

    ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Each Indenture will provide with respect to each series of Debt Securities issued thereunder that the Company may terminate its obligations under such Debt Securities of a series and such Indenture with respect to Debt Securities of such series if: (i) all Debt Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) (A) the Debt Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable Trustee, as trust funds solely for the benefit of the Holders of such Debt Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee), without consideration of any reinvestment, to pay principal of and interest on the Debt Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such Indenture, and
(C) the Company delivers to the applicable Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such Indenture relating to the satisfaction and discharge of such Indenture with respect to the Debt Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the applicable Trustee under the Indenture shall survive. With respect to the foregoing clause (ii) only the Company's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be cancelled, to compensate and indemnify the applicable Trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable Trustee shall survive until such Debt Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the applicable Trustee, and its right to recover excess money held by the applicable Trustee shall survive.

    Each Indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities issued thereunder of any series, and the provisions of such Indenture will, except as noted below, no longer be in effect with respect to the Debt Securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision, covenant or condition of such Indenture, and such omission shall be deemed not to be an Event of Default under clause (d) of the first paragraph of "--Events of Default" with respect to the outstanding Debt Securities of such series ("covenant defeasance"); PROVIDED that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable Trustee as trust funds solely for the benefit of the Holders of the Debt Securities of such series, for payment of the principal of and interest of the Debt Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable Trustee, to pay and discharge the principal of and accrued interest on the outstanding Debt Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable Trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such Debt Securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such Trustee an opinion of counsel that (1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this provision of such Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (2) the Holders of the Debt Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(l) above may be replaced by a ruling directed to the applicable Trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be cancelled, to compensate and indemnify the applicable Trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable Trustee shall survive until such Debt Securities are no longer outstanding. After such Debt Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnify the applicable Trustee and its right to recover excess money held by the applicable Trustee shall survive.

APPLICABLE LAW

    The Indentures will provide that the Debt Securities and the Indentures will be governed by and construed in accordance with the laws of the State of New York.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders.

    The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. The provisions of the Code pertaining to REITs are highly technical and complex. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Section 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

    Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

    In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholders' capital stock with respect to which the distribution is paid and, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those shares of capital stock.

    Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning (i) income taxes on effectively connected income, (ii) withholding taxes on dividends or interest, (iii) branch profits taxes, (iv) taxes imposed under the Foreign Investment in Real Property Tax Act and (v) other tax consequences that may arise under federal, state or local law.

                              PLAN OF DISTRIBUTION

    The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers or (iv) directly to purchasers. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

    Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

    If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

    If a dealer is utilized in the sale of the Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

    Offers to purchase the securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

                                    EXPERTS

    The consolidated financial statements of Evans Withycombe Residential, Inc. (the Company) and Evans Withycombe Residential Group (the Predecessor) appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the Debt Securities offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher, Los Angeles, California and the validity of the Common Stock, Preferred Stock and Warrants offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Gibson, Dunn & Crutcher will rely as to all matters of Maryland law, including the legality of the Common Stock, on the opinion of Ballard Spahr Andrews & Ingersoll.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................        S-3
Prospectus Supplement Summary..................        S-4
Risk Factors...................................       S-11
Use of Proceeds................................       S-13
Capitalization.................................       S-14
Price Range of Common Shares and Dividends.....       S-15
Federal Income Tax Considerations..............       S-17
Underwriting...................................       S-26
Legal Matters..................................       S-26
Experts........................................       S-26

                        PROSPECTUS

Available Information..........................          2
Incorporation of Certain Information by
 Reference.....................................          3
The Company....................................          4
Use of Proceeds................................          4
Consolidated Ratios of Earnings to Fixed
 Charges.......................................          5
Description of the Capital Stock...............          6
Certain Provisions of Maryland Law and of the
 Company's Charter and Bylaws..................         10
Description of Warrants........................         14
Description of the Debt Securities.............         16
Federal Income Tax Considerations..............         22
Plan of Distribution...........................         22
Experts........................................         23
Legal Matters..................................         23

                                1,800,000 SHARES

                                     [LOGO]

                       EVANS WITHYCOMBE RESIDENTIAL, INC.

                                  COMMON STOCK

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.

                               FEBRUARY 10, 1997

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------